Deutsche Bank AG
1 Columbus Circle
New York, NY
10019
Tel 212-250-2500

July 30, 2026

Via Electronic Submission

U.S. Securities and Exchange
Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly note the below "Summary of Changes" that will be also submitted in a separate document in the EDGAR system under the type "Exhibit-99.35":

- Principals Removed
  - Bernd Leukert
  - James Von Moltke

Respectfully,

Tatsiana Forker
Vice President I Head of Swap Dealer and SBSD Compliance